================================================================================

     As filed with the Securities and Exchange Commission on June 28, 2002

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                   FORM 11-K

           [X]  ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                      For the year ended December 31, 2001

                                       OR

           [ ] TRANSITION REPORT PURSUANAT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
                               (NO FEE REQUIRED)

            For the transition period from __________ to __________

                           Commission File No: 1-7615

    A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                               KIRBY 401(k) PLAN

    B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive officer:

                               Kirby Corporation
                          55 Waugh Drive, Suite 1000
                             Houston, Texas 77007

================================================================================

                                KIRBY 401(k) PLAN

                 Financial Statements and Supplemental Schedule

                           December 31, 2001 and 2000

                   (With Independent Auditors' Report Thereon)

                                KIRBY 401(k) PLAN


                   INDEX TO FINANCIAL STATEMENTS AND SCHEDULE


                                                                                                                   PAGE

Independent Auditors' Report                                                                                          1

Statements of Net Assets Available for Benefits (Modified Cash Basis) - December 31, 2001
     and 2000                                                                                                         2

Statements of Changes in Net Assets Available for Benefits (Modified Cash Basis) - Years ended
     December 31, 2001 and 2000                                                                                       3

Notes to Financial Statements (Modified Cash Basis)                                                               4 - 8

SUPPLEMENTAL SCHEDULE

Schedule of Assets Held for Investment Purposes at End of Year (Modified Cash Basis) -
     December 31, 2001                                                                                                9


Schedules, other than those listed above, are omitted because of the absence of the conditions under which they are required.

                          INDEPENDENT AUDITORS' REPORT



Plan Administrator
Kirby 401(k) Plan:


We have audited the accompanying statements of net assets available for benefits (modified cash basis) of the Kirby 401(k) Plan (the Plan) as of December 31, 2001 and 2000 and the related statements of changes in net assets available for benefits (modified cash basis) for the years ended December 31, 2001 and 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in note 2, these financial statements and supplemental schedule were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000 and the changes in net assets available for benefits for the years ended December 31, 2001 and 2000 on the basis of accounting described in note 2.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year (modified cash basis) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.


/s/ KPMG LLP


Houston, Texas
June 14, 2002

                                KIRBY 401(k) PLAN

                 Statements of Net Assets Available for Benefits
                              (Modified Cash Basis)

                           December 31, 2001 and 2000



                                                                             2001                2000
                                                                          -----------         -----------

Investments at fair value                                                 $45,501,245          44,488,750
Liabilities:
     Accrued expenses                                                          47,914                 341
                                                                          -----------         -----------
                 Net assets available for benefits                        $45,453,331          44,488,409
                                                                          ===========         ===========


See accompanying notes to financial statements

                                KIRBY 401(k) PLAN

           Statements of Changes in Net Assets Available for Benefits
                              (Modified Cash Basis)

                     Years ended December 31, 2001 and 2000


                                                                              2001                  2000
                                                                          ------------          ------------
Additions to net assets attributed to:
     Contributions from participants                                      $  5,250,825             4,791,692
     Contributions from employer                                             2,115,161             1,913,033
     Rollover contributions                                                    611,633             1,119,610
     Interest and dividend income                                              674,332             1,238,233
     Net unrealized loss in fair value of investments                       (3,715,973)           (3,246,630)
     Net realized gain (loss) from disposition of investments                  106,933              (202,561)
     Other income                                                               32,382             1,259,781
                                                                          ------------          ------------
                 Total additions                                             5,075,293             6,873,158
                                                                          ------------          ------------
Deductions from net assets attributed to:
     Benefits paid to participants                                           4,110,371             5,777,874
     Administration fees                                                            --                55,867
                                                                          ------------          ------------
                 Total deductions                                            4,110,371             5,833,741
                                                                          ------------          ------------
                 Net increase                                                  964,922             1,039,417
Net assets available for benefits, beginning of year                        44,488,409            43,448,992
                                                                          ------------          ------------
Net assets available for benefits, end of year                            $ 45,453,331            44,488,409
                                                                          ============          ============


See accompanying notes to financial statements.

                                KIRBY 401(k) PLAN

                          Notes to Financial Statements
                              (Modified Cash Basis)

                           December 31, 2001 and 2000



(1)    DESCRIPTION OF THE PLAN

       (a)    GENERAL

              The Kirby 401(k) Plan (the Plan) is a defined contribution 401(k) plan for the benefit of employees of Kirby Corporation (the Company), and certain subsidiaries. Each employee is eligible to join the Plan as of the first pay period beginning in any quarter following completion of one year of service and the attainment of age 18. Employees covered by collective bargaining agreements, the terms of which do not provide for participation in the Plan, are not eligible. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Further information relating to the Plan's provisions is available in the Summary Plan Description provided to all eligible employees.

       (b)    PLAN MERGER

              The Hollywood Marine, Inc. (HMI) 401(k) Plan (HMI Plan) was merged into the Plan and all HMI balances were transferred to the Plan effective December 31, 1999. Commencing January 1, 2000, former HMI Plan participants are subject to the same plan provisions as the Kirby 401(k) Plan participants.

       (c)    PLAN AMENDMENTS

              In December 1999, the Plan was amended to include HMI employees as the HMI Plan was merged into the Plan effective December 31, 1999.

              Effective December 31, 1999, in connection with the merger of the HMI Plan into the Plan, the Plan added the Janus Growth and Income Fund, the Vanguard 500 Index Trust, and the Dreyfus Emerging Leaders Fund Options.

              Effective February 1, 2001, in connection with the change in trustee from Chase Bank of Texas (Chase) to Wells Fargo Bank (Wells), all of the plans assets managed by Chase were transferred to the following common stock and mutual funds managed by Wells:
              Wells Fargo Lifepath 2010 Fund, Wells Fargo Lifepath 2020 Fund, Wells Fargo Lifepath 2030 Fund, Wells Fargo Lifepath 2040 Fund, Wells Fargo Treasury Plus Institutional Money Market Fund, Dreyfus Intermediate Term Income Fund, Wells Fargo Asset Allocation Fund, MFS Equity Income Fund, Goldman Sachs Capital Growth Fund, Wells Fargo S&P 500 Stock Fund, MFS Massachusetts Investors Growth Stock Fund, MFS Mid-cap Growth Fund, AIM Aggressive Growth Fund, Janus Advisor International Growth Portfolio, and Kirby Common Stock Fund.

       (d)    CONTRIBUTIONS

              The Plan provides for basic employee pretax contributions to the Plan of 3% of covered compensation as defined, and for additional employee pretax contributions to the Plan of up to 14% of covered compensation subject to the provisions of the Internal Revenue Code. The Company contributes matching employer contributions equal to 100% of basic employee pretax contributions. The Company does not match the additional employee pretax contributions.

                                                                     (Continued)

                                KIRBY 401(k) PLAN

                          Notes to Financial Statements
                              (Modified Cash Basis)

                           December 31, 2001 and 2000



              In accordance with ERISA, effective January 1, 2002, the Plan commenced accepting "Catch Up" contributions from eligible participants.

       (e)    BENEFITS PAYMENTS

              Benefits payments are made in a lump-sum distribution to the participant upon termination of employment (or to the beneficiary in the event of death). However, a participant may request a loan for up to 50% of the participant's vested interest up to a maximum of $50,000. Loans are typically repaid over a five-year period and have interest rates ranging from 5.75% to 10.5%. Loans outstanding upon termination of a participant are considered deemed distributions if not repaid and are deducted from the participant's account balance prior to distribution. These amounts are taxed to the participant in the year of the participant's termination.

       (f)    VESTING

              A participant in the Kirby 401(k) Plan, excluding former HMI Plan participants, has an immediate and fully vested nonforfeitable interest in the portion of the account relating to both participant and employer contributions and may, upon resignation from or discharge by the employer, withdraw their entire account balance.

              Employer contributions made in the prior HMI Plan are subject to a five-year vesting schedule based on the participant's HMI Service date. Forfeitures of nonvested participants are credited to the accounts of former HMI Plan participants based on a formula that considers the total compensation, as defined, of all former HMI Plan participants for that plan year.

              Commencing January 1, 2000, employer contributions to former HMI Plan participants are subject to the same vesting as Kirby participants.

       (g)    PLAN ADMINISTRATION

              The general administration of the Plan is vested in the Vice President of Human Resources of the Company (the Plan Administrator). The Plan Administrator has broad powers regarding the operation and administration of the Plan and receives no compensation for service to the Plan. All administrative expenses, unless paid by the Company at its discretion, are paid by the Plan.

       (h)    PLAN TERMINATION

              Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of termination, the amounts credited to the accounts of participants shall vest immediately and will be distributed to the participants after payment of expenses for distribution and liquidation.

       (i)    RECLASSIFICATIONS

              Certain reclassifications have been made to reflect current presentation of financial information.

                                                                     (Continued)

                                KIRBY 401(k) PLAN

                          Notes to Financial Statements
                              (Modified Cash Basis)

                           December 31, 2001 and 2000



       (j)    USE OF ESTIMATES

              The preparation of financial statements requires Plan management to make estimates and assumptions that affect the reported amounts of net assets and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions to net assets during the reporting period. Actual results could differ from those estimates. However, in the opinion of Plan management, such differences would be immaterial.

(2)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       (a)    BASIS OF PRESENTATION

              The accompanying financial statements have been prepared on the modified cash basis, which is a comprehensive basis of accounting other than generally accepted accounting principles, and is an acceptable method of reporting for the Department of Labor and ERISA. The modified cash basis of accounting utilizes the cash basis of accounting while adjusting debt and equity securities to their corresponding market value for financial reporting purposes.

       (b)    INVESTMENT VALUATION

              Investments in the common trust fund, mutual funds and Kirby Corporation common stock are stated at fair value based on quoted market prices. Purchases and sales of investments are recorded on a trade date basis. Net realized gains and losses on disposition of investments are reported on the revalued cost method. Revalued cost is the fair value of the assets at the beginning of the plan year or historical cost if the investment was acquired during the year. Any unrealized appreciation or depreciation is recognized currently in the statement of changes in net assets available for benefits. Participant loans are stated at cost, which approximates their fair value.

(3)    INVESTMENTS

       Each participant has the right to direct his contributions and the Company's matching contributions between the investment funds offered by the Plan. Descriptions of the Plan's investment fund options are included in the summary plan description provided to all eligible employees.


                                                                     (Continued)

                                KIRBY 401(k) PLAN

                          Notes to Financial Statements
                              (Modified Cash Basis)

                           December 31, 2001 and 2000



       The following presents investments that represent 5% or more of the Plan's net assets. All investments are participant-directed.

                                                                                           DECEMBER 31
                                                                                 -------------------------------
                                                                                    2001                2000
                                                                                 -----------         -----------

       Wells Fargo Treasury Plus Institutional Money Market Fund                 $ 9,011,179                  --
       Dreyfus Intermediate Term Income Fund                                       3,605,727                  --
       Wells Fargo Asset Allocation Fund                                           5,360,211                  --
       Goldman Sachs Capital Growth Fund                                           5,262,474                  --
       MFS Massachusetts Investors Growth Stock Fund                               3,106,021                  --
       AIM Aggressive Growth Fund                                                  4,043,158                  --
       Fidelity Advisor Growth Opportunities Fund                                         --           6,691,907
       Janus Balanced Fund                                                                --           7,070,452
       Chase Bank Money Market Fund                                                       --           6,983,888
       Franklin U.S. Government Securities Fund                                           --           3,148,348
       Templeton Foreign Fund                                                             --           2,440,460
       Participant loans                                                           4,032,460           3,493,148
       Janus Growth and Income Fund                                                       --           4,184,065
       Kirby Common Stock Fund                                                     6,361,910           3,423,047
       Dreyfus Emerging Leader Fund                                                       --           6,046,183

       During 2001, the Plan's investments (including realized gains and losses on investments bought and sold, as well as unrealized losses on investments held during the year) depreciated in value by $3,609,040 as follows:

                     Mutual funds                    $ (4,976,495)
                     Common stock                       1,367,455
                                                     ------------

                                                     $ (3,609,040)
                                                     ============

(4)    RELATED PARTY TRANSACTIONS

       Certain plan investment options include shares of Kirby Corporation common stock and mutual funds managed by Wells. Kirby is the plan sponsor, and Wells is the recordkeeper and trustee as defined by the Plan; therefore, these transactions qualify as party-in-interest transactions.

       The Plan has participant loans outstanding which are secured solely by a portion of the participant's vested account balance, in accordance with the plan document.

                                                                     (Continued)

                                KIRBY 401(k) PLAN

                          Notes to Financial Statements
                              (Modified Cash Basis)

                           December 31, 2001 and 2000



(5)    FEDERAL INCOME TAXES

       The Plan obtained its latest determination letter on December 30, 1996 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving this determination letter. However, the Plan Administrator believes the Plan is currently designed and operated in compliance with the applicable requirements of the Code. Therefore, the Plan Administrator believes the Plan was qualified and the related trust was tax exempt as of December 31, 2001. The Company intends to continue to administer the Plan, and its related trust, so it will qualify for tax exempt status.

       A participant is not taxed on employer contributions when made; instead, taxation is deferred until the amount credited to the participant's account is distributed or made available to him or, in the event of the participant's death, to a beneficiary or an estate. Amounts distributed or made available to employees or their beneficiaries, in excess of their contributions, are taxable according to the provisions of the Internal Revenue Code.

(6)    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

       The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                                           DECEMBER 31
                                                                                 ---------------------------------
                                                                                     2001                 2000
                                                                                 ------------         ------------

       Net assets available for benefits per the financial statements            $ 45,453,331           44,488,409
       Amounts allocated to withdrawing participants                                       --                  215
                                                                                 ------------         ------------
                     Net assets available for benefits per the Form 5500         $ 45,453,331           44,488,194
                                                                                 ============         ============

       The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                                               DECEMBER 31
                                                                                     --------------------------------
                                                                                        2001                 2000
                                                                                     -----------          -----------

       Benefits paid to participants per the financial statements                    $ 4,110,371            5,777,874
           Add amounts allocated to withdrawing participants at December 31
             (current year)                                                                   --                  215
           Less amounts allocated to withdrawing participants at December 31
             (prior year)                                                                   (215)             (69,255)
                                                                                     -----------          -----------
                     Benefits paid to participants per Form 5500                     $ 4,110,156            5,708,834
                                                                                     ===========          ===========

       Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

                                KIRBY 401(k) PLAN

         Schedule of Assets Held for Investment Purposes at End of Year
                              (Modified Cash Basis)

                                December 31, 2001



IDENTITY OF ISSUER,
BORROWER, LESSOR, OR                                                               CURRENT
   SIMILAR PARTY                        DESCRIPTION OF ASSET                        VALUE
--------------------        ---------------------------------------------        -----------

Common trust fund:
  Wells Fargo Bank*         Wells Fargo Treasury Plus Institutional
                              Money Market Fund                                  $  9,011,179
                                                                                 ------------
Mutual funds:
  Wells Fargo Bank          Wells Fargo Lifepath 2010 Fund                            263,004
  Wells Fargo Bank          Wells Fargo Lifepath 2020 Fund                            332,102
  Wells Fargo Bank          Wells Fargo Lifepath 2030 Fund                             77,532
  Wells Fargo Bank          Wells Fargo Lifepath 2040 Fund                            125,583
  Dreyfus                   Dreyfus Intermediate Term Income Fund                   3,605,727
  Wells Fargo Bank          Wells Fargo Asset Allocation Fund                       5,360,211
  MFS                       MFS Equity Income Fund                                    395,241
  Goldman Sachs             Goldman Sachs Capital Growth Fund                       5,262,474
  Wells Fargo Bank          Wells Fargo S&P 500 Stock Fund                          1,239,116
  MFS                       MFS Massachusetts Investors Growth Stock Fund           3,106,021
  MFS                       MFS Mid-cap Growth Fund                                   410,276
  AIM                       AIM Aggressive Growth Fund                              4,043,158
  Janus                     Janus Advisor International Growth Portfolio            1,875,251
                                                                                 ------------
         Total mutual funds                                                      $ 26,095,696
                                                                                 ============
Common stock:
     Kirby Corporation*     Kirby Common Stock Fund                              $  6,361,910

Participant loans - with interest rates ranging from 5.75% to 10.5%
     and having maturities of one to five years                                     4,032,460

*Wells Fargo Bank and Kirby Corporation represent parties-in-interest to the Plan


See accompanying independent auditors' report.

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                          DESCRIPTION
-------                         -----------

23                  Independent Auditors' Consent